November 28, 2005

Mail Stop 4561

Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

      Re:	Morgans Hotel Group Co.
		Registration Statement on Form S-1
      Filed October 27, 2005
		File No.  333-129277

Dear Mr. Szymanski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please update your financial statements as required by Article
3-
12 of Regulation S-X.
2. Please tell us whether any of your underwriters or their affiliates may be parties to the loan to be made to Morgans Hotel Group Management, LLC, or will receive proceeds of this offering from the repayment of a portion of the loans described on page 34.

3. Refer to your formation and structuring agreement. Please tell us why the Distribution Transactions and the Exchange Transactions, as those terms are defined in the agreement, should not be integrated with this offering. If integration is warranted, please tell us why this transaction does not constitute a roll-up within the meaning of
Item 901 of Regulation S-K.
4. Please provide us with copies of the artwork or graphics you intend to use in the prospectus. We may have further comment.

Prospectus Summary, page 1

Formation and Structuring Transactions, page 6
5. Please expand your disclosure to summarize the effect of the formation and restructuring transactions, including the effects on equity ownership, asset ownership, and management. We note the disclosure in footnotes (2) and (3); however, it is not clear how and why interests in the predecessor entities are being distributed. Also, clearly summarize the interests of the related parties in the formation and structuring transactions.

Summary Historical Financial and Operating Data, page 9

6. Please clarify whether you use EBITDA and Adjusted EBITDA as a measure of operating performance or liquidity. Your disclosure states that the measure is useful because it assesses your ability to generate cash from operations to pay taxes, to service debt and to undertake capital expenditures. This appears to be a measure of liquidity and should be reconciled to cash flow from operations. In addition please revise to include disclosures that discuss the material limitations of excluding items such as interest expense, income tax expense and depreciation and amortization. Refer to question 8 in the Frequently Asked Questions regarding the use of non-GAAP financial measures and Item 10(e) of Regulation S-K.

Risk Factors, page 12
7. To the extent material, please discuss risk related to new debt to be incurred by your predecessor`s management company, risk related to the repatriation of earnings, and risk related to future condominium conversions.
8. We note from page 127 that you are negotiating a revolving credit facility with entities affiliated with your underwriters. This appears to represent a conflict of interest that should be disclosed in your risk factors section. Please quantify the fees to be received by the affiliates and discuss any requirements as to the size or timing of the offering that may be imposed by lenders. Also, please provide us with any preliminary documentation of this loan.
9. Please discuss the risks associated with your history of net losses.

Risks Related to Our Business

We have substantial debt..., page 17
10. Please expand your discussion of debt covenants and the Clift bankruptcy to provide more detail, including:
* what conditions, if any, you may be subject to as a result of Clift`s plan of reorganization;
* what property interests your I.S. London joint venture holds;
* the nature of the covenant violated by I.S. London and the amount of debt that is subject to acceleration;
* the conditions the proposed refinancing is subject to and the amount of the proposed refinancing; and
* whether you are negotiating the I.S. London`s refinancing with entities affiliated with your underwriters.

The revolving credit facility..., page 19
11. Please indicate the approximate size of the anticipated facility and discuss risk associated with your failure to obtain it.

Risks Related to Our Organization and Structure

We may experience conflicts of interest with significant
stockholders
...., page 25
12. Please revise to quantify the approximate percentage of their time that Messrs. Scheetz and Hamamoto will devote to your business.

The negotiations involving our formation transactions..., page 26
13. Please revise to discuss the possibility that the value of units issued in the formation transaction will not reflect the value of assets contributed. Also, please tell us why your discussion is limited to the value of equity held by NorthStar Partnership L.P. and its affiliates.

Formation and Structuring Transactions, page 31

14. Include a section entitled "Accounting Treatment" and explain there the basis for your accounting treatment under SFAS 141.
This
should include how you determined that the transfer of assets should occur at historical cost and how you accounted for the contribution of all of the membership interests in MHG Management Company to Morgans Group LLC in return for membership interests in Morgans Group
LLC with a value based on the IPO price equal to $20 million.
Tell
us whether this contribution was at fair value of historical value.
It appears that this could be a distribution. Please cite the accounting literature that you have relied upon in your response.
15. Please describe these transactions in more detail, including:
* the amount of debt to be incurred by the management company;
* the amount of debt to be repaid by Morgans Hotel Group LLC with the proceeds of the management company`s loan (and the specific lenders and amounts involved, including identification of any affiliates of you or your underwriters);
* how interests in Morgans Group LLC will be set and change following the entity`s formation, the initial contribution of properties and the transfer of the management company for $20 million; and
* why these transfers are being conducted separately.
16. Please identify each interest that Morgans Hotel Group LLC will contribute to Morgans Group LLC, as reflected in Section 1.2 of the
Formation and Structuring Agreement. If any additional interests not identified in the agreement are being transferred, please disclose those interests as well.
17. Please explain what, if any, assets will be held by Morgans
Hotel
Group LLC following the contribution. Please be specific as to the nature of the "other interests" to be retained by Morgans Hotel Group
LLC.  Also, please quantify any remaining interests in Morgans
Group
LLC, other than your own, following the transfer of units to you by entities affiliated with Messrs. Hamamoto, Scheetz and Schrager. Finally, please quantify the dollar value of redeemable membership interests and shares to be held by each entity or individual involved in your formation transactions.
18. Please describe in more detail the terms of redemption and exchange provided for in the limited liability company agreement of
Morgans Group LLC. Provide similar disclosure regarding the terms for redemption or exchange for the membership interests of Morgans Hotel Group LLC.
19. Footnote (3) to the table on page 33 suggests that the distribution and exchange of Morgans Group LLC membership interests owned by Morgan Hotel Group LLC may not occur. Please revise the narrative leading into the table to discuss the conditions, if any, to the distribution and exchange.
20. Please discuss the impact on your management resulting from the formation and structuring transactions.

Capitalization, page 36

21. Please revise to remove cash and cash equivalents and restricted cash from your capitalization table.

Management`s Discussion and Analysis of Financial Condition...,
page
42

Overview, page 42
22. Please revise the Overview to discuss your history of net losses and to explain the reasons for increasing net losses in light of increases in revenues for each of your last three fiscal years.
23. On page 43, please revise to indicate when each of your management agreements terminates. Also, please explain how the minority interest in your food and beverage joint venture is determined.

Operating Results, page 47
24. Please explain why food and beverage revenue remained relatively constant in recent periods despite significant increases in room revenue. If room revenue includes some food and beverage service, please make this clear.

Liquidity and Capital Resources, page 58
25. Refer to your statement that short-term liquidity needs will be satisfied out of existing working capital and cash provided by operations. Please disclose whether you have in prior periods used debt proceeds to fund short-term liquidity requirements. If so, please revise your disclosure to explain the basis of your belief regarding the satisfaction of short-term liquidity needs going forward.
26. Please expand your discussion of liquidity to include:

* the TCI Chevron put described on page 77;

* the phase-out of property tax abatements described on page 16;

* the potential acceleration of debt related to I.S. London and the proposed refinancing;

* a more detailed description of the reserve requirements contained in your debt instruments, as described on page 100;

* the put right associated with your Burford Hotels Limited joint venture, as described on page 111.

Investing Activities, page 59
27. Please explain why your debt service shortfall payments to I.S.
London have increased from period to period and clarify whether the payments made in 2004 and 2003 were also related to these shortfalls.

Financing Activities, page 59
28. Refer to disclosure on page 60 that $82.9 million was used to repay corporate debt of Morgans Hotel Group LLC. Please explain the nature of this debt in more detail and identify the lenders.

Debt, page 60
29. Please account for the $6 million difference between the debt referred to in this section and the $659.8 million referred to on page 64.
30. Specifically describe and quantify the debt service coverage requirements under the Hotel Debt. Please disclose whether you currently are in compliance with those covenants and whether you will continue to be in compliance following the public offering.

Contractual Obligations, page 60
31. On page 61, please explain in more detail how the Blackacre preferred return is calculated. Also, please explain the circumstances under which you may be required to purchase
Blackacre`s
membership.


Quantitative and Qualitative Disclosures About Market Risk, page
64
32. Please disclose the limit on upward adjustments to variable rate debt as a result of your hedge agreements, which cap the applicable
LIBOR rate at 4.25%, and disclose when these hedges expire.

Currency Exchange Risk, page 64
33. Please quantify this risk to the extent you consider it to be material. Discuss how much of your earnings are subject to repatriation and what impact a change in prevailing rates could have.

Our Business and Properties, page 65
34. Refer to an October 28, 2004 story in Caterer and Hotelkeeper. Please discuss your plans to sell the Sanderson and St. Martins Lane hotels, if any.
35. Where relevant, please discuss your experience with larger formats in more detail and any practical limitations on your ability to expand. We note in this regard that the average daily rate and revPAR for your Hudson property are significantly lower than all of your other properties expect for the Clift, which only recently came out of bankruptcy. We further note, from page 12, that you have "relatively high" fixed operating costs.
36. Please provide objective support for, carefully define, and quantify if possible the key terms contained in the following assertions here and in your prospectus summary:
* that you are widely credited with "establishing and defining" the boutique hotel sector;

* that the boutique hotel sector is "rapidly expanding;"

* that each of your properties was designed by a "world-renowned" designer;

* that your hotels enjoy "increased" occupancy levels and pricing power. In responding to this comment, please provide investors with a frame of reference, including average occupancy and pricing rates in your key markets;

* that your hotels enjoy "sustained" customer loyalty;

* that your hotels have "the potential for superior" revPAR. In responding to this comment, please explain on page 67 the basis for your belief and provide investors with a frame of reference;

* that the Zagat survey ranks certain of your restaurants as "among the most popular" in New York, Los Angeles and London and that they attract "significant" local customers;

* that you have achieved an "exceptional customer satisfaction rating;"

* that your brands offer "highly attractive opportunities" to expand and export your business and improve your ability to secure joint ventures and management agreements;

* that your managers have "extensive" experience in all disciplines necessary to operate and grow your business. Please remove references throughout your prospectus to the aggregate or average experience of your managers. A discussion of specific managers with applicable experience is acceptable. Also, please indicate on page
68 which-if any-of your managers enjoys public company experience;

* that your service level is "unparalleled;"

* that your property management systems improve your profitability;

* that your sales and catering system comprises a "powerful strategic tool;"

* that your customer relationship management system lowers your operating costs and increases your revenues (please be specific).

In general, you should avoid describing yourself with loose marketing-oriented phrases that are not objectively verifiable.

Our Growth Strategy, page 70
37. Please quantify what you mean by "strong" internal and external growth.




Internal Growth, page 70
38. Please provide copies of all reports cited here and in your industry overview and indicate whether any of these reports were prepared for you. Also, please disclose that the 2005 data is annualized and may not be indicative of full-year results. If you are aware of any seasonal factors that could reduce growth rates calculated on an annualized basis, please discuss them here.

External Growth, page 71

Target Markets, page 71
39. Please discuss the limitations placed on your ability to expand internationally in light of your commitments under the Burford
Hotels
Limited joint venture.

Brand Extensions, page 72
40. Refer to your statement that heightened levels of residential sales activity may reflect an opportunity to generate proceeds for reinvestment. Please explain what you mean by this and disclose the basis of your belief.

Company History, page 72
41. Please discuss the departure of Mr. Schrager and any recent asset sales, including the Paramount and Miramar hotels.

Our Hotel Properties, page 74

42. We note that you have presented a non-GAAP measure, operating income before depreciation, in your chart presenting certain summarized information by property. In order to present non-GAAP measures, a reconciliation of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP must be presented. For reference, please see Item 10(e)(1)(i)(B) of
Regulation S-K. Since operating income per property is not reported, please revise your chart accordingly.

43. We note that you have presented information in this chart related to equity method joint ventures. Since you derive revenue from your wholly-owned properties differently than from these joint ventures, the information related to these properties should be presented separately. Please revise your filing accordingly.
44. For each hotel that you do not own in fee simple, please describe in more detail the terms of your management agreement.

Individual Property Information

Hudson, page 77

45. You disclose that you own approximately 91% and lease 4% of the square footage of the Hudson building on page 77; however, you also disclose that you have a 100% interest in the Hudson in the charts on pages 2 and 66. Please reconcile these differences and revise your disclosure appropriately.

46. You disclose that you leased your interests in Hudson in 2000 to
Hudson Leaseco LLC, an entity in which you own a 0.1% interest. Please provide us with more information regarding your relationship with this entity and how you have accounted for the entire transaction. Cite the accounting literature relied upon in your response.
47. Please explain in more detail what an SRO is and who occupies these rooms.

Clift, page 82

48. You disclose in Note 2, page F-9, that no impairment write-downs were recorded during the six months ended June 30, 2005 or the years ended December 31, 2004, 2003, or 2002. In light of the continuing operating losses at Clift and the filing for bankruptcy by Clift Holdings LLC in August 2003, please tell us how you determined that no impairment existed during the periods covered by your financial statements. Reference is made to SFAS 144.

Employees, page 88
49. Refer to a November 6, 2005 story in the New York Times.
Please
tell us whether you are a member of the "mutual assistance pact" discussed in that story and, if so, please discuss its terms.

Mortgage and Other Indebtedness Outstanding After This Offering,
page
100
50. With regard to the $106.2 million in mezzanine loans, please explain in more detail the conditions necessary to effect your option to extend the maturity date.
51. Please denominate the loan to I.S. London in U.S. dollars. Also, please describe your liability under this loan. If you are liable, please tell us why you have not discussed this loan in your section on liquidity or revise accordingly.
Management, page 102
52. We note that the Clift hotel emerged from bankruptcy in 2004. Please provide the disclosure required by Item 401(f)(1) of Regulation S-K as applicable to each of your executive officers and directors.

Certain Relationships and Related Party Transactions, page 107
53. Please identify affiliated holders of interests in NorthStar Partnership L.P., RSA Associates L.P. and Morgans Hotel Group, to the extent these interests are not held through NorthStar and RSA, and quantify those interests.
54. For each transaction, please disclose the amounts paid or received since the beginning of your last fiscal year or that of your predecessor.

Agreements with Ian Schrager, page 109
55. Please explain the bonus structure. Where relevant, please discuss Mr. Schrager`s ability to compete with you.

Option Agreement, page 110
56. Please quantify the put, disclose the source of funds to satisfy it, and explain the reason for providing RSA Associates LP with this right. Also, please disclose what the purchase price for 5% of Morgans Hotel Group LLC would have been, had RSA Associates decided to exercise it. Finally, please revise to clarify Mr. Schrager`s interest in this agreement.

Joint Venture Agreements, page 110
57. Please disclose and quantify the interest of any of your directors, executive officers, or five percent stockholders in each of the joint ventures. Provide similar disclosure with respect to Philips South Beach, LLC
58. Please identify the hotels associated with each of the joint venture agreements. In the case of the Hudson and Clift hotels, please disclose when you are required to satisfy the management fee, in the event of losses.
59. With respect to the buyout provisions, please disclose the EBITDA multiple for each joint venture and disclose whether either party may force (via put or call) the other party to buy or sell its interest.
In the event that a sale may be forced, please expand your discussion of liquidity to cover this contingent obligation, including the potential liability based on current EBITDA levels.

Burford Hotels Limited Joint Venture, page 111
60. Please discuss any financial parameters relevant to the offer that one party may make and that the other party may be forced to accept. Also, please disclose whether the purchase price must be paid in cash.

Ownership and Management of Shore Club, page 112
61. Please explain in more detail the basis for and potential amount of incentive payments. Also, please discuss the "customary termination provisions" in detail and indicate whether the hotel has failed to meet the required percentage of its operating profit projection or occupancy requirement in any year. Explain briefly why the occupancy requirement is tied to Delano.

NorthStar Hospitality LLC Preferred Equity Interest in Clift, page
112
62. Separately quantify the amount of each related party`s interest in NorthStar`s preferred equity payments. Also, please disclose the approximate amount that NorthStar will be entitled to receive upon redemption of the preferred equity upon consummation of the IPO and separately disclose each related party`s interest in the redemption payments.

Principal Stockholders, page 113
63. In your footnotes, please disclose the affiliations between your officers and directors and your 5% stockholders. Also, please disclose the natural person with voting and investment control over the shares held by your 5% holders.

Description of the Operating Agreement of Morgans Group LLC, page
116
64. Please disclose any preferences the holders of units may (currently or in the future) enjoy relative to the holders of common stock, other than an allocation of profit or loss. In this regard, we note from page 118 that you may issue "preferred" units.

Underwriting, page 125
65. We note from page 127 that a prospectus will be available through the Internet. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available online or will engage in the electronic offer, sale or distribution of the shares. Please provide an analysis of how the underwriters` procedures will comply with Section 5 of the Securities
Act. Alternatively, please confirm that their procedures have been reviewed and cleared by the Division`s Office of Chief Counsel and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.
66. We note that your underwriters have performed services for you in the past. Please be more specific as to the nature and timing of those services and the amounts paid.

Directed Share Program, page 128
67. We note that the underwriters have reserved shares for sale directly to your customers, business associates and other persons. Please tell us the procedures investors must follow in order to purchase the offered securities, including how and when the underwriters or the company will receive communications or funds. In this regard, please describe the process for confirmation and settlement of sales to directed share purchasers, including:
* whether directed share purchasers will be required to establish accounts before the effective time, and if so, what if any funds will be put in newly established brokerage accounts before the effective date;
* what, if any, relationship will any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser; and
* how the procedures for the directed share program will differ from the procedures for the general offering to the public.

Also, please provide us with a copy of all materials that you or the underwriters will send to prospective investors in connection with the directed share program.

Financial Statements

Combined Statements of Cash Flows, page F-6

68. You disclose an impairment loss of $800,000 on your statement of cash flow for 2004. You also disclose in Note 2 that no impairment charges were recorded related to long-lived assets, goodwill, and investments in unconsolidated joint ventures. Please tell us what this impairment charge relates to and please update your disclosure accordingly.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation, page F-8

69. Tell us how you determined that the six restaurant ventures were variable interest entities in accordance with paragraph 5 of FIN
46(R).

70. Please expand your disclosure regarding the six restaurant ventures that you consolidate to include all information required by paragraph 23 of FIN 46(R).

Impairment of Long-Lived Assets, page F-9

71. We note that you review held and used long-lived assets periodically for impairment. Please expand your disclosure to explain how impairment is determined.

Investments in and Advances to Unconsolidated Joint Ventures, page
F-
10

72. We note that no impairment charges were recognized in the six month periods ended June 30, 2005 or 2004 or the years ended December
31, 2004, 2003, or 2002. We also note, per review of Note 4, that the I.S. Europe Limited joint venture has experienced continuing operating losses for over three years and is also in violation of certain of its loan covenants. Please tell us how you concluded that this investment does not require an other-than-temporary impairment charge.

Note 4 - Investments in and Advances to Unconsolidated Joint
Ventures, page F-13

73. We note that you continue to fund I.S. Europe Limited, the joint venture operating company for your U.K. hotels. Please tell us how you evaluated this joint venture under FIN 46(R); please be sure to tell us whether or not the joint venture is considered a variable interest entity, who the primary beneficiary of the entity is (if considered a VIE), and how you came to your conclusions.

74. Please provide us with your FIN 46(R) analysis to determine whether the Restaurant Venture - SC London should be consolidated. Tell us the percentage owned of this joint venture.

75. Please tell us the accounting guidance that you used to determine the proper treatment of the designer fees related to I.S. Europe.




Note 5 - Other Liabilities

Payable due Investor Member of Hudson Leaseco LLC and Deferred
Gain,
page F-16

76. On page 77 you disclose that you only have a 0.1% interest in Hudson Leaseco LLC, and Chevron TCI, Inc. has the other 99.9% interest in the entity. Please expand your footnote disclosure to include this information. Additionally, please tell us the accounting guidance that you used in accounting for the creation of
Hudson Leaseco LLC.

Note 6 - Long-Term Debt and Capital Lease Obligations, page F-17

77. You disclose that the 5 Hotel Debt is subject to a Spread Maintenance Premium and Exit Fee upon prepayment. You also disclose that the Spread Maintenance Premium would be calculated under more favorable terms and the Exit Fee would be waived if the 5 Hotel Debt is prepaid as a result of the IPO. Please expand this disclosure to quantify the amounts of the Spread Maintenance Premium and the Exit
Fee. Please additionally update your liquidity discussion in the MD&A to detail this arrangement and management`s intentions regarding prepayment.

78. You disclose on page 18 in your discussion of risks related to your business that your existing notes payable contain limitations on your ability to incur additional debt on specific properties. Please expand your footnote disclosure to include a discussion of these restrictions on additional borrowings.

Construction Settlement, page F-21

79. Please tell us where the $10 million settlement amount is included in the 2002 Combined Statements of Operations.

Repurchase and Reimbursement Agreement, page F-21

80. You disclose that you may be required to purchase Blackacre`s Class B membership interest in Shore Club under certain circumstances. Please tell us and expand your discussion to include the certain circumstances that would require you to purchase more of
Blackacre`s interest in Shore Club. Additionally, please tell us if you re-performed your analysis of Shore Club under FIN 46(R) when you purchased 33.3% of Blackacre`s Class B and Class C membership interests for $4.8 million in August 2005.





Information Nor Required In Prospectus

Item 15. Recent Sales of Unregistered Securities.
81. Please revise to include an analysis of the exemption available for your formation transaction.

Exhibits
82. Please file your legal and tax opinions with the next amendment or provide draft copies for us to review. We must review the opinions before we declare the registration statement effective.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Jessica Barberich at 202-551-3782 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Robert W. Downes (via facsimile)

??

??

??

??




Richard Szymanski
Morgans Hotel Group Co.
November 28, 2005
Page 1